United States securities and exchange commission logo





                               June 30, 2020

       Paul Hastings
       Chief Executive Officer
       Nkarta, Inc.
       6000 Shoreline Court, Suite 102
       South San Francisco, CA 94080

                                                        Re: Nkarta, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 19, 2020
                                                            File No. 333-239301

       Dear Mr. Hastings:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. In the first paragraph of page 2, your disclosure references the prospective "transfer of the
                                                        NKX101 manufacturing
process" to you. Please expand your disclosure to briefly
                                                        describe such transfer,
including any material terms thereof, as applicable.
       Summary Financial Data, page 10

   2. We note that you have presented pro forma balance sheets giving effect to the issuance of the second tranche of
Series B convertible preferred stock as well as the conversion of all preferred stock. Please
explain why you have not similarly updated your pro forma
                                                        earnings per share
calculations for the three months ended March 31, 2020 and the year ended December 31,
2019. In this regard, we note that for transactions involving the
 Paul Hastings
Nkarta, Inc.
June 30, 2020
Page 2
         issuance of securities subsequent to the latest balance sheet presented, you should give pro forma effect to those shares as being outstanding as of the beginning of the earliest pro forma period presented. Please advise or revise.
Index to Financial Statements
Statement of Operations and Comprehensive Loss, page F-4

3. With regard to your pro forma net loss per share, basic and diluted, and the related pro forma weighted average shares outstanding, basic and diluted, for the year ended
         December 31, 2019, please revise to include a note on how you determined these amounts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at (202) 551-3639 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Michael Clampitt at (202) 551-3434 with any other questions.



FirstName LastNamePaul Hastings                                Sincerely,
Comapany NameNkarta, Inc.
                                                               Division of
Corporation Finance
June 30, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName